[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 7, 2014

VIA EDGAR

Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Gabelli Global Small and Mid Cap Value Trust
(File No. 333-191099)

Dear Ms. Hatch:

Electronically transmitted herewith for filing on behalf of The Gabelli Global Small and Mid Cap Value Trust (“Global Trust”) is Global Trust’s Pre-Effective Amendment No. 1 to its Joint Proxy Statement/Prospectus on Form N-14 8C (the “Registration Statement”) regarding the spinoff transaction (the “Transaction”) of Global Trust from The Gabelli Dividend & Income Trust (“Dividend Trust”). The Registration Statement was filed on September 11, 2013 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). Global Trust has authorized us to respond to your comments, received by telephone on October 7, 2013, to the Registration Statement. Your comments appear below in bold font and Global Trust’s responses follow each comment. All changes were conformed throughout the Registration Statement where applicable.

Registration Statement Cover Page

1.	Please revise the cover page to indicate the amount of shares being registered and the proposed maximum offering price per unit being offered.

The requested revisions have been made.

Questions and Answers

Page i | “Q: How will the Transaction affect Dividend Trust shareholders?”

2.	Please make clear that both common shareholders and preferred shareholders of Dividend Trust will be voting on the Transaction.

The requested clarification has been made to the introduction of the Question and Answer section.

Ms. Laura Hatch

February 7, 2014

Page i | “Q: Will I have to pay any money in connection with the Transaction?”

3.	Please revise the subject question and answer to specify that Dividend Trust shareholders will not have to pay any sale charges but will indirectly bear the costs of organizing Global Trust and effecting the Transaction.

The requested revisions have been made.

Page ii | “Q: Will I have to pay any federal taxes as a result of the Transaction?”

4.	Please revise the related answer to this question to more clearly state at the outset of the answer that the Transaction will be treated as a taxable distribution.

The requested revisions have been made.

Joint Proxy Statement/Prospectus

Cover Page of Joint Proxy Statement/Prospectus

5.	Please add disclosure following the sentence stating “Global Trust may also invest up to 20% of its total assets in U.S. and non-U.S. non-convertible debt[,]” that discusses the maturity and credit quality of such investments.

The requested revisions have been made.

Page 2 | Summary Voting Rights on Proxy Proposals and General Voting Information

6.	Please revise the disclosure in these sections to clarify that both common shareholders and preferred shareholders of Dividend Trust will be voting on the Transaction.

The requested revisions have been made.

Page 4 | Proxy Statement/Prospectus Summary

7.	Please confirm in your response letter that Global Trust will not be a wholly-owned subsidiary of Dividend Trust following the Transaction.

We confirm that Global Trust will not be a wholly-owned subsidiary of Dividend Trust following the Transaction. Dividend Trust will not own any shares of Global Trust following the Transaction.

Page 12 | Table of Fees and Expenses

8.	Please confirm in your response letter that Global Trust currently does not intend to issue preferred shares or borrow funds within twelve months following the Transaction. If Global Trust currently intends to issue preferred shares or borrow funds within twelve months following the Transaction, provide estimates of the related fees and expenses in the Table of Fees and Expenses.

Ms. Laura Hatch

February 7, 2014

We confirm that Global Trust does not currently intend to issue preferred shares or borrow funds within twelve months following the Transaction.

Page 14 | Pro Forma Statement of Assets and Liabilities

9.	Please add an adjustment column or a footnote to the “Liabilities” row to explain that the difference in Dividend Trust’s pro forma liabilities and its actual liabilities is due to the $750,000 in Transaction related expenses that Dividend Trust will bear.

The requested revisions have been made.

Page 16 | The Transaction: Description of the Transaction

10.	Please explain why $12 billion is an appropriate market capitalization maximum for companies with medium-sized market capitalizations.

We respectfully direct your attention to the market capitalization ranges utilized by investment companies that have names with the term “mid-cap,” or a similar term, indicating similar market capitalization investment policies as Global Trust, including, among others:

•	Schroder U.S. Small and Mid Cap Opportunities Fund: $750.0 million and $11.0 billion;
•	Security Mid Cap Value Fund: $30.0 million to $10.0 billion;
•	Royce SMid-Cap Value Fund: $750.0 million to $10.0 billion; and
•	Blackrock Mid Cap Value Opportunities Series, Inc.: $397.0 million and $12.2 billion.

In addition, we respectfully refer you to other “mid-cap” market capitalization ranges utilized by investment companies that have investment policies of investing in companies with medium-sized market capitalization, including, among others:

•	Transamerica Small/Mid Cap Value: $100.0 million to $20.0 billion; and
•	Delaware Mid Cap Value Fund, a series of Delaware Group Equity Funds I: $699.0 million to $19.0 billion.

Ms. Laura Hatch

February 7, 2014

Finally, we respectfully note that the largest company by market capitalization on the Russell Midcap Index1 has a market capitalization of $26.5 billion as of August 31, 2013. In addition, as of September 30, 2013, the Standard & Poor’s (S&P) MidCap 400 Value Index2 has a range of approximately $499.0 million to $11.4 billion and S&P’s Global Midcap index3 has a range of approximately $134.0 million to $38.0 billion.

In light of the ranges listed above and increases in the value of most global stocks since that date, Global Trust submits that its investment policy of investing in companies with market capitalizations up to $12.0 billion is an appropriate and reasonable upper limit for mid-cap equity investments.

Page 40 | Management of Dividend Trust and Global Trust: Payment of Expenses

11.	Please add disclosure regarding Global Trust’s forward approval of its investment advisory contract.

The requested revision has been made.

Page 58 | Broker Non-Votes and Abstentions

12.	Please (i) explain why abstentions or broker non-votes will have no effect on the results of the vote, or (ii) revise the relevant disclosure to clarify the effect abstentions or broker non-votes have on the results of the vote.

The requested revisions have been made.

Statement of Additional Information

Page S-22 | Management of Dividend Trust and Global Trust: Investment Advisory and Administrative Agreements

13.	Please include the dollar amounts paid to the investment adviser by Dividend Trust for the last three fiscal years.

The requested revisions have been made.

**********************

Global Trust acknowledges that (i) Global Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated

[1]	According to the Russell Midcap website, the index “is a subset of the Russell 1000® Index. … The Russell Midcap represents approximately 31% of the total market capitalization of the Russell 1000 companies. The Russell Midcap Index is constructed to provide a comprehensive and unbiased barometer for the mid-cap segment.”
[2]	According to the S&P MidCap 400 website, the index “provides investors with a benchmark for mid-sized companies.”
[3]

According to the S&P Global MidCap website, the index “comprises the stocks meeting mid-cap market cap requirements in each developed and emerging country. It is a subset of the S&P Global BMI, a comprehensive, rules-based index measuring global stock market performance.”

Ms. Laura Hatch

February 7, 2014

authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Global Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) Global Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact Steven Grigoriou at (416) 777-4727 or me at (212) 735-2790.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins